767 Fifth Avenue
VIA EDGAR	New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

Michael E. Lubowitz

Michael.Lubowitz@weil.com

+1 212 310 8566

September 25, 2018

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:                             Blue Bird Corporation

Schedule TO-I filed September 14, 2018

SEC File No. 005-87838

Dear Mr. Duchovny:

On behalf of Blue Bird Corporation (“Blue Bird”), please find a response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 19, 2018 (the “Comment Letter”) with regard to the tender offer statement on Schedule TO-I (File No. 005-87838), filed by Blue Bird on September 14, 2018 (the “Schedule TO-I”). The responses are based on information provided to us by Blue Bird.

Set forth below in bold are the comments contained in the Staff’s comment letter pertaining to the Schedule TO-I.  Immediately below each of the Staff’s comments is Blue Bird’s response to that comment.  For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter.  In addition, Blue Bird is filing concurrently with this letter an amendment to the Schedule TO-I and a supplement to the offer to purchase (the “Amended Schedule TO-I”), both of which include revisions to the Schedule TO-I in response to the Staff’s comments below.  Blue Bird is also mailing to the Staff’s attention for its convenience a hard copy of this letter together with five copies of the Amended Schedule TO-I.

Offer to Purchase

1.              Your offer is currently a single offer made for an aggregate amount, in value, of two classes of securities without specifying the amount of securities you are seeking to purchase in each class. This does not meet the requirements of Item 4 of Schedule TO and Rule 1004 of Regulation M-A, which require you to state the total number of securities of each class that you are seeking to purchase in the offer. Please revise and advise us as to how you plan to insure that all shareholders have the required information for the full twenty business days the offer is open.

In response to the Staff’s comment, the disclosure has been revised in the Amended Schedule TO-I and a supplement to the offer to purchase has been filed as exhibit (a)(1)(vi) to the Amended Schedule TO-I.

Conditions of the Offer, page 26

2.              We note that the offer is not completely financed and is subject to the Financing Condition. Generally, when an offer is not financed, or when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(c)(3), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4 (e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

In response to the Staff’s comment, Blue Bird confirms that it will disseminate the disclosure of the satisfaction of the Financing Condition (the “Change”) in a manner reasonably calculated to inform security holders as required by Rule 13e-4 (e)(3). Additionally, Blue Bird confirms that following disclosure of the Change, or if Blue Bird elects to waive the Financing Condition, either (x) five business days will remain in the offer or (y) the offer will be extended so that at least five business days will remain in the offer.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8566.

Sincerely,

/s/ Michael E. Lubowitz
Michael E. Lubowitz

cc:                                Paul Yousif

General Counsel and Corporate Treasurer

Blue Bird Corporation